SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               __________________

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(a) AND AMENDMENTS THERETOFILED PURSUANT TO 13d-2(a)

                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934

                               GARDENBURGER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    365476100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Rosewood Capital III, L.P.
                         One Maritime Plaza, Suite 1330
                         San Francisco, California 94111
                                 (415) 362-5526
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                September 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 365476100

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          Rosewood Capital III, L.P.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [ ]
                                             (b) [X]
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)

          [ ]
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
--------- ---------------- ------ --------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER
         SHARES                   1,421,686
       BENEFICIALLY        ------ --------------------------------------------------------------------------------------------------
         OWNED BY            8    SHARED VOTING POWER
           EACH
         REPORTING                -0-
          PERSON           ------ --------------------------------------------------------------------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER

                                  1,421,686
                           ------ --------------------------------------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------- --------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (SEE INSTRUCTIONS)**

            1,421,686 shares of common stock  beneficially owned by Rosewood Capital III, L.P. set forth above plus 3,927,833 shares of common stock beneficially owned by the non-Rosewood  members of the Group as referenced in the Preliminary Note
----------- ------------------------------------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

            [ ]

----------- ------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            13.6%  attributable to the shares of common stock beneficially owned by Rosewood Capital III, L.P.
            set forth above but the  combined  5,349,569  shares  of  common stock  beneficially  owned by the
            Group as referenced in the Preliminary  Note  represents  37.9%  of the number of shares of common stock  outstanding,  as adjusted for the  conversion  and/or  exercise of securities  owned by the members of such group into shares of common shares
----------- ------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- ------------------------------------------------------------------------------------------------------------------------

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

         This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on April 23, 1999 and amended on January 19, 2000 and January 17, 2002 (collectively, with all amendments thereto, the "Schedule 13D").

         Preliminary Note: Rosewood Capital III, L.P. ("Rosewood") is filing this Schedule 13D with respect to the common stock, no par value, of Gardenburger, Inc. (the "Issuer"). As reported in the Amendment No. 2 to
Schedule 13D filed by Rosewood on January 17, 2002, Rosewood owns certain shares of preferred stock of the Issuer and a warrant to purchase common stock of the Issuer.

         As described in its Current Report on Form 8-K filed on August 18, 2003, the Issuer announced the receipt of an offer from Pattico, Inc. ("Pattico") (an entity formed by the Issuer's Chairman, President, and Chief Executive Officer, Scott C. Wallace; the Issuer's Senior Vice President and Chief Operating Officer, James W. Linford; the Issuer's Vice President of Sales, Robert L. Dixon; the Issuer's Vice President of Marketing, Lori Abert Luke; and the Issuer's Vice President of Research, Quality and Technical Services, Diane Zielinsky (together, "Management")) to purchase all the outstanding shares of the Issuer's common stock in a going-private transaction. Under the terms of the proposal, each outstanding share of the Issuer's common stock would be converted into the right to receive $0.50 in cash, and the outstanding preferred stock and convertible senior subordinated debt of the Issuer (the "Convertible Notes") would be exchanged for shares of a new series of preferred stock of the Issuer. All shares of preferred stock and all Convertible Notes held by any of the members of the Group (as defined below) would be converted or exchanged, as described in the prior sentence. It is also proposed that all common stock and all warrants to purchase common stock of the Issuer held by all members of the Group would be cancelled as part of the going-private transaction.

         Rosewood may have formed a group (the "Group"), as defined by Rule 13d-5(b) of the Act, with Dresdner Kleinwort Benson Private Equity Partners L.P. and certain affiliated entities (together, "Dresdner"), Farallon Capital Management, LLC and certain affiliated entities (together, "Farallon"), Management and Pattico with respect to the going-private transaction. Pursuant to Rule 13(d)-5(b) of the Act, each member of the Group may be deemed to beneficially own any equity securities of the Issuer that any member of the Group beneficially owns. Rosewood is therefore filing this Schedule 13D to report (i) the continued beneficial ownership by Rosewood of 1,421,686 shares of common stock and (ii) the possible formation of the Group and the attribution to Rosewood of the 3,927,833 shares of common stock beneficially owned, in aggregate, by the non-Rosewood members of the Group.(1)

-------------
(1) Such figure is based on information obtained directly from Farallon, Management and Pattico and from the Schedule 13D filed by Dresdner on or about February 11, 2002 with respect to the common stock of the Issuer.

Item 2. Identity and Background

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         This statement is being filed by Rosewood, which is a limited partnership organized under the laws of the State of Delaware. The principal business of Rosewood is a consumer-oriented private equity investment fund and its principal business and principal office is located at One Maritime Plaza, Suite 1330, San Francisco, California, 94111.

         Rosewood Capital Associates, LLC as General Partner of Rosewood has the power to direct the affairs of Rosewood. Kyle A. Anderson and Byron K. Adams, Jr. are the managing directors who have the final authority to make all decisions to acquire, sell or restructure investments of Rosewood Capital Associates, LLC.

         Rosewood has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         In addition, pursuant to Rule 13d-5(b) of the Act, as a group may be have been formed among Dresdner, Farallon, Management, Pattico and Rosewood, Rosewood has attributed to itself the 3,927,833 shares of common stock beneficially owned by non-Rosewood members of the Group. All information required to be reported in this Item 2 or any other item of this Schedule 13D with respect to the non-Rosewood members of the Group can be found in the separate Schedule 13Ds filed or to be filed by each of Dresdner, Farallon, Management and Pattico with respect to the shares of common stock of the Issuer on or about the date hereof.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is updated as follows:

         Please  see  the   Preliminary   Note  for  discussion   regarding  the
going-private transaction and the possible formation of the Group.

         While Rosewood has not entered into any definitive agreements with respect to the transaction, Rosewood may have formed the Group with Farallon, Dresdner, Management and Pattico based on the understanding it has with Farallon, Dresdner, Management and Pattico as to the material terms on which they would be willing to consummate the going-private transaction. Rosewood supports the concept of the going-private transaction for the Issuer. Rosewood currently intends to consent to the going-private transaction as discussed to date; however, it has no obligation to consent to the going-private transaction and any final decision to do so is subject to its final review and approval of the final terms and conditions of the transaction and all related documentation.

         Except as set forth in this Item 4 and in Item 5, Rosewood has no plan or proposal that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate  structure;
(vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to those enumerated above.

         Rosewood reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt other plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Rosewood is incorporated herein by reference. Rosewood has not been a party to any transaction in the Shares in the last 60 days.

         Rosewood Capital Associates, LLC as General Partner of Rosewood has the power to direct the affairs of Rosewood. Kyle A. Anderson and Byron K. Adams, Jr. are the managing directors who have the final authority to make all decisions to acquire, sell or restructure investments of Rosewood Capital Associates, LLC.

         The 3,927,833 shares of common stock of the Issuer attributed to Rosewood by virtue of its possible membership in the Group are owned directly by Dresdner,

Farallon, Management and/or Pattico. Rosewood hereby disclaims any beneficial ownership of any of such shares of common stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Rosewood or between Rosewood and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                       Rosewood Capital III, L.P.

                                       By: Rosewood Capital Associates, LLC,
                                           General Partner

Date:  September 9, 2003                   By: /s/ Kyle A. Anderson
                                               ---------------------------------
                                               Kyle A. Anderson,
                                               Managing Director